UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 28February 2013

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announcements uploading of subsidiaries’ annual financial statements to the National Storage Mechanism. (6 February 2013)	Announcement Mr Grover, a PDMR, informs the Company of his beneficial interests. (14 February 2013)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and Persons Discharging Managerial Responsibilities (PDMRs)inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(11February 2013)

Announcement Mr Walsh informs the Company of his beneficial interests. (18 February 2013)
Announcement Company releases interim blocklisting review. (12 February 2013)	Announcement Mr Proctor, a PDMR, informs the Company of his beneficial interests. (21 February 2013)
Announcement Company notified of transactions in respect of the US Employee Stock Purchase Plan and Mr Menezes and PDMRs inform the Company of their beneficial interests therein. (20 February 2012)	Announcement Company announces total voting rights for January 2013. (28 February 2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 11 March 2013	By:/s/ C Kynaston
Name:C Kynaston Title: AssistantCompany Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Subsidiary Annual Financial Statements
Released	14:56 06-Feb-2013
Number	31455-F029

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES

Diageo plc (the "Company") announces that, in accordance with paragraph 9.6.3of the Listing Rules, a copy of the financial statements for Diageo Capital B.V., Diageo Capital plc, Diageo Finance B.V., Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2012 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

John Nicholls

Deputy Company Secretary

6 February 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:14 11-Feb-2013
Number	31513-3232

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.	It received notification on 11 February 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 11 February 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

PS Walsh	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 February 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

D Gosnell	11

J Grover	11

A Morgan	11

S Moriarty	9

G Williams	11

I Wright	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.88.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.	It received notification on 11 February 2013 that Dr FB Humer, a director of the Company, had purchased 438 Ordinary Shares on 11 February 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.88.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	44,846

D Mahlan	132,188 (of which 131,583 are held as ADS)

PS Walsh	729,614

Name of PDMR	Number of Ordinary Shares

N Blazquez	73,956

D Gosnell	109,655

J Grover	186,994

A Morgan	192,958

S Moriarty	28,480

G Williams	176,423 (of which 6,493 are held as ADS)

I Wright	58,278

J Nicholls

Deputy Company Secretary

11 February 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	12:32 12-Feb-2013
Number	31231-027A

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3. Period of return: From 1 July 2012 to 31 December 2012

4. Number and class of share(s) (amount 916,286 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 916,286 allotted at end of period

7. Number and class of share(s) (amount 5,500,000 (ref 2882 1994) of stock/debt securities) originally listed and the date of admission;     18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,146,241 (including 245,793,462 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3. Period of return: From 1 July 2012 to 31 December 2012

4. Number and class of share(s) (amount : 488,982 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 488,982 allotted at end of period

7. Number and class of share(s) (amount 4,250,000 of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,146,241 (including 245,793,462 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Diageo Associated Companies Share Plan

3. Period of return: From 1 July 2012 to 31 December 2012

4. Number and class of share(s) (amount 67,117 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 30,256 under scheme during period:

6. Balance under scheme not yet issued/ 36,861 allotted at end of period

7. Number and class of share(s) (amount 10.03.03 775,000 of stock/debt securities) originally listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,146,241 (including 245,793,462 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company Executive Stock

Option Scheme

3. Period of return: From 1 July 2012 to 31 December 2012

4. Number and class of share(s) (amount 66,459 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 66,459 allotted at end of period

7. Number and class of share(s) (amount 10.6.92 of stock/debt securities) originally listed and the date of admission; 15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,146,241 (including 245,793,462 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company: Diageo plc

2. Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3. Period of return: From 1 July 2012 to 31 December 2012

4. Number and class of share(s) (amount 52,982 of stock/debt security) not issued under scheme

5. Number of shares issued/allotted 0 under scheme during period:

6. Balance under scheme not yet issued/ 52,982 allotted at end of period

7. Number and class of share(s) (amount of stock/debt securities) originally 9.2.96 listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,146,241 (including 245,793,462 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:47 12-Feb-2013
Number	31544-281E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 12 February 2013 that, in connection with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) (the "USESPP"), the following Director and Persons Discharging Managerial Responsibilities ("PDMRs") received, on 8 February 2013, American Depositary Shares ("ADS")* that they had purchased as participants in the USESPP at a price of $65.37 per ADS as follows:

Name of Director	Number of ADSs

I Menezes	305.951

Name of PDMR	Number of ADSs

R Millian	305.951

T Proctor	305.951

L Schwartz	305.951

As a result of these transactions, the interests of the Director and PDMRs inthe Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

I Menezes	520,480 (of which 427,482 held as ADS)

Name of PDMR	No. of ADS

R Millian	21,113

T Proctor	38,901

L Schwartz	20,478

J Nicholls

Deputy Company Secretary

12 February 2013

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:21 14-Feb-2013
Number	31220-9CF4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 14 February 2013 that Jim Grover, a person discharging managerial responsibilities, had on 14 February 2013 transferred 31,793 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse Mrs R Grover.

As a result of the above transaction, the interests of Mr Grover in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain at 186,994.

J Nicholls

Deputy Company Secretary

14 February 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:07 18-Feb-2013
Number	31106-D5A7

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Paul Walsh, a director, sold 75,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 15 February 2013 at a price per share of £ 19.35.

As a result of the above transaction the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have decreased to 654,614.

John Nicholls

Deputy Company Secretary

18 February 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:33 21-Feb-2013
Number	31133-46BD

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Tim Proctor, a person discharging managerial responsibilities, sold 10,000 American Depository Shares in the Company ("ADS")* on 20 February 2013 at an average price per ADS of $120.03. As a result of this transaction, Mr Proctor's interests in the Company's ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are 28,901.

J Nicholls

Deputy Company Secretary

21 February 2013

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	11:39 28-Feb-2013
Number	31131-EAE8

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,148,191 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 244,716,711 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,509,431,480 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

28 February 2013